Healthcare Acquisition Partners Corp.

350 Madison Ave.

New York, NY 10017

April 10, 2006

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	John Zitko, Esq.

Division of Corporation Finance

Re:	Healthcare Acquisition Partners Corp.

(Registration No. 333-129035)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Healthcare Acquisition Partners Corp. hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (Registration No. 333-129035) so that the Registration Statement may become effective at 2 p.m. New York City time on April 11, 2006, or as soon as practicable thereafter.

Healthcare Acquisition Partners Corp. acknowledges that:

•	should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•	the action of the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Healthcare Acquisition Partners Corp. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Healthcare Acquisition Partners Corp. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

HEALTHCARE ACQUISITION
PARTNERS CORP.

By:	/s/ Pat LaVecchia
Pat LaVecchia
Secretary